Exhibit 99.13

SOCIÉTÉ GÉNÉRALE

29 boulevard Haussmann

75009 Paris

552 120 222 R.C.S. Paris

(the “Bank”, “we” or “us”)

STRICTLY CONFIDENTIAL

To:

Emirates Telecommunications Group Company PJSC

To the attention of:

Mr. Masood M Sharif Mahmood,

Group CEO

Etisalat Building

Intersection of Zayed The 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street

Abu Dhabi, 3838

United Arab Emirates

(“Seller” or “you”)

July 7, 2026

Letter of Undertaking

Dear Sir,

We refer to the offer letter (the “Binding Offer”) submitted to you by Vega SAS, a simplified joint-stock company (société par actions simplifiée) incorporated under the laws of France, having its registered office at 16 Rue de la Ville-l'Évêque, 75008 Paris, France, registered with the Paris Trade and Companies Register under number 908 731 912 (the “Purchaser”), for its proposed acquisition of 3,944,743,685 ordinary shares of Vodafone Group PLC, a public limited company incorporated under the laws of England and Wales, having its registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom, registered with Companies House under number 01833679 (the “Company”), representing your entire stake (directly or indirectly through your wholly-owned subsidiary Atlas 2022 Holdings Limited, a limited liability exempted company incorporated under the laws of the Cayman Islands, having its registered office at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands, registered with the Registrar of Companies of the Cayman Islands under number 387534 (“Seller Subsidiary”) in the Company (together, the “Transaction Shares”, and each ordinary share issued by the Company, a “Share”).

We are pleased to set out in this letter of undertaking (this “Letter”) the terms and conditions on which we irrevocably undertake to purchase certain of the Transaction Shares.

We understand that other financial institutions have delivered to you on the date hereof similar undertaking letters (the “Additional Letters”).

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Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Binding Offer.

1.	Undertaking

1.1.	Subject only to the terms and conditions of this Letter, we hereby irrevocably undertake that we will purchase from you the following proportion of Transaction Shares (the “Acquisition”):

(a)	Purchased portion of the Transaction Shares: 1,314,914,561 Shares, representing 33,3% of the Transaction Shares (the “Purchased Transaction Shares”);

(b)	Purchase Price: GBX 110.4792 (one hundred ten point four seven nine two pence) per Share, representing an aggregate purchase price for the Purchased Transaction Shares of GBP 1,452,707,087.68 (the “Purchase Price”), as it may be reduced in accordance with the provisions of the Binding Offer.

(c)	Execution and Settlement date: The Bank will proceed with the Acquisition on a delivery versus payment (DvP) basis (or other method as agreed between Seller and the Bank), as soon as practically possible from the receipt by the Bank of the Notice (as defined in the Binding Offer) and from the date on which Seller and all the Banks have agreed upon a settlement method to transfer the Purchased Transaction Shares from Seller to the Banks, and in any event no later than seven (7) Business Days from (i) such date of receipt of the Notice if Seller transfers the Purchased Transaction Shares hereunder as part of the Acquisition, or (ii) the day of completion of the KYC Process (as defined in the Binding Offer) by the three Banks if Seller Subsidiary transfers the Purchased Transaction Shares hereunder, subject to any Block Trade Failure (as defined in the Binding Offer) in which case the settlement date shall be extended in accordance with the procedure set forth in the Binding Offer.

1.2.	In this Letter:

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in London, in Paris and in the United Arab Emirates and, with respect to the Acquisition in particular, on which the settlement system necessary for the transfer of full ownership, free from any recourse or restriction, of the Shares is generally open and operating in such a way that such transfer can be effected in accordance with market practices in the relevant financial center.

2.	Conditions

The undertaking of the Bank made under Section 1 above is subject only to:

(a)	the entry into force of the Binding Offer in accordance with Section 6(a) of the Binding Offer, the Acceptance in accordance with Section 6(b) of the Binding Offer;

(b)	the satisfaction or waiver of the conditions set forth in Sections 11(a) and 11(b) of the Binding Offer; and

(c)	the satisfaction of the conditions set forth in Exhibit A hereto.

3.	Further Considerations

3.1.	In accordance with Section 10 (KYC Compliance) of the Binding Offer, client identification procedures will be required to be carried out by the Bank in connection with the Acquisition and with the performance of its obligations under this Letter, in compliance with all applicable laws, regulations and internal requirements (including all applicable anti-corruption, anti-money laundering, anti-terrorist financing and other “know your customer” laws, regulations, rules and/or requirements) and completed by Seller (or any of its relevant affiliates) to the satisfaction of the Bank.

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3.2.	The Bank confirms that:

(a)	it has entered into an equity-linked arrangement (“ELA”) with Purchaser in connection with the Purchased Transaction Shares on July 6, 2026;

(b)	it has obtained all necessary approvals (including credit committee approvals and all other relevant internal approvals) to allow it, and it is not illegal as at the date hereof in any applicable jurisdiction for it, to (and there are no further internal impediments to) enter into the Acquisition and complete the acquisition of the Purchased Transaction Shares on the terms set out in this Letter and it does not require any further internal credit approval or other approvals in order to do so; and

(c)	it has received and reviewed a copy of the Binding Offer.

For the avoidance of doubt, there are no other conditions, implied or otherwise, to the undertaking of the Bank hereunder other than as expressly set out in this Letter.

4.	Confidentiality

The Seller acknowledges that this Letter is confidential and the Seller shall not, and shall ensure that none of its directors, representatives, officers or any other member of its group shall, without the prior written consent of the Bank, disclose the Letter or its contents to any other person except (a) as required by law or requested by any applicable governmental or other regulatory authority or by any applicable stock exchange, or (b) to its employees, representatives, directors or professional advisers for the purposes of the Binding Offer who have been made aware of and agree to be bound by the same confidentiality obligations under this Section 4 or are in any event subject to confidentiality obligations as a matter of law or professional practice, on a need-to-know basis.

5.	Termination

This Letter and the undertaking to purchase the Purchased Transaction Shares from Seller (or Seller Subsidiary) made herein by the Bank shall terminate on the earlier of:

(a)	the Expiry Date, as defined in the Binding Offer (or any later date as may be agreed in writing between the Bank, the Purchaser and the Seller); and

(b)	the date on which the Binding Offer lapses or is otherwise terminated in accordance with its terms.

6.	Miscellaneous

This Letter may constitute inside information and we assume you are aware of the restrictions and obligations relating to such information. This Letter constitutes our sole and entire offer in relation to the Acquisition.

Notwithstanding any other provision of this Letter, the Binding Offer or otherwise:

(a)	subject to paragraph (c) below, the Bank shall have no liability whatsoever to Seller, Seller Subsidiary or any other person under or in connection with this Letter or the Binding Offer, whether arising in contract, tort (including, without limitation, negligence), breach of statutory or other duty, restitution or otherwise, for any losses, damages, costs, expenses, claims or liabilities of any kind whatsoever or howsoever arising;

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(b)	Seller acknowledges and agrees that its sole and exclusive remedy for any breach by the Bank of any of its obligations under or in connection with this Letter or the Binding Offer shall be the payment of the Purchaser Termination Fee by Purchaser to Seller in accordance with and subject to the terms of the Binding Offer, and the Seller shall have no other claim or remedy against the Bank (whether in contract, tort (including, without limitation, negligence), breach of statutory or other duty, restitution or otherwise) in respect of any such breach; and

(c)	nothing in this Letter shall limit or exclude liability for fraud or fraudulent misrepresentation.

This Letter is executed and delivered as a deed and is enforceable against the Bank in accordance with its terms, without any need for acceptance by, or consideration from, Seller or any other person. The undertaking of the Bank hereunder is irrevocable, provided that such irrevocability shall apply only for so long as the Binding Offer remains capable of Acceptance in accordance with its terms. Until terminated in accordance with Section 5, the undertaking of the Bank may not be amended, varied or withdrawn by the Bank.

This Letter shall be governed by and construed under the laws of England, without regard to conflicts of laws principles.

Any dispute, claim, difference or controversy (including non-contractual disputes, claims, differences or controversies) arising out of, relating to or having any connection with this Letter shall be referred to and finally resolved by arbitration under the arbitration rules of the London Court of International Arbitration (the “LCIA Rules”) in force at the time of the commencement of the arbitration, which (save as modified in this Section 6) are deemed to be incorporated by reference into this Section 6.

Capitalized terms used in this Section 6 that are not otherwise defined in this Letter have the meaning given to them in the LCIA Rules.

The following provisions shall apply to the arbitration:

(1)	the number of arbitrators shall be three (3). The arbitrators shall be appointed in accordance with the LCIA Rules, save that the claimant (or, if more than one claimant, the claimants jointly) may nominate one arbitrator in its Request and the Respondent (or, if more than one respondent, the respondents jointly) may nominate the second arbitrator for appointment by the LCIA Court. If either party fails to nominate its arbitrator, the LCIA Court shall appoint that arbitrator. The presiding arbitrator shall be nominated by the two (2) other arbitrators, in consultation with the parties, within thirty (30) calendar days of the appointment of the last of the two (2) arbitrators; if the parties’ arbitrators are unable to agree on a joint nomination, the presiding arbitrator shall be appointed by the LCIA Court; where there is more than one claimant and/or more than one respondent, unless otherwise agreed, the parties to the arbitration agree that they represent two separate sides for the purposes of the formation of the arbitral tribunal as claimant and respondent respectively;

(2)	the seat of the arbitration shall be London, England;

(3)	the language of the arbitration shall be English; all documents submitted in connection with the proceedings shall be in the English language, or, if in another language, accompanied by a certified English translation; and

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(4)	the arbitral award shall be final and binding on the parties and may be entered and enforced in any court having jurisdiction.

Notwithstanding the provisions of this Section 6, each party shall have the right to seek interim injunctive relief in any court of competent jurisdiction.

Where any arbitration commenced under this Letter raises issues that are substantially the same as, or connected with, issues raised in any other arbitration commenced under this Letter or under any Related Agreement (as defined below), the LCIA Court may, upon the application of any party and having regard to the interests of all parties concerned:

(a)	order that such arbitrations be consolidated, in whole or in part, upon such terms as the LCIA Court considers appropriate;

(b)	order that such arbitrations be heard concurrently or sequentially; or

(c)	stay any of such arbitrations pending the determination of any other of them.

Without prejudice to the foregoing, the Parties further agree that:

(a)	the LCIA Court shall have the power to consolidate arbitrations commenced under this Letter with arbitrations commenced under any Related Agreements, provided that the arbitration agreements in such Related Agreements are compatible as to the choice of applicable law, the number of arbitrators, and the seat of arbitration;

(b)	where arbitrations are consolidated, the LCIA Court may appoint a single tribunal to determine all consolidated proceedings, and any tribunal already appointed in any such arbitration shall be deemed to be functus officio upon the constitution of the consolidated tribunal, unless the LCIA Court directs otherwise;

(c)	termination pursuant to paragraph (b) above of any tribunal already appointed is without prejudice to (i) the validity of any acts done or orders made by that tribunal prior to the termination, (ii) their entitlement to be paid their proper fees and disbursements, (iii) the date when any claim or defense was raised for the purpose of applying any limitation bar or any like rule or provision, (iv) evidence adduced and admissible in arbitral proceedings after the order for consolidation, and (v) the parties' entitlement to legal and other costs incurred before termination;

(d)	each interested party to this Letter consents to: (a) the joinder of any of their affiliates, or any party to a Related Agreement (as defined below), to any arbitration commenced hereunder, and (b) be joined to any arbitration commenced under a Related Agreement, in each case where the LCIA Court considers such joinder necessary for the efficient and equitable resolution of all disputes arising out of or in connection with the same transaction or series of related transactions; and

(e)	for the purposes of this clause, "Related Agreement" means: (i) any agreement between Seller, Purchaser or the Banks (or their respective affiliates) other than the ELAs, (ii) the Binding Offer, (iii) the Seller Undertaking Letter and (iv) the Additional Letters; which contain an arbitration clause providing for arbitration under the LCIA Rules and which relate to or arise out of the same transaction or series of related transactions as this Letter.

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The Parties acknowledge that this clause constitutes their written consent to consolidation, joinder, and concurrent hearing for the purposes of Article 22 of the LCIA Rules.

Yours faithfully,

This Letter is executed as a deed and delivered on the date first stated above.

Executed as deed by Société Générale acting by Zakaria JODDAR who, in accordance with the laws of France, is acting under the authority of the company	/s/ Zakaria JODDAR Zakaria JODDAR Authorised signatory

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Exhibit A

Additional Conditions Precedent

Our obligations set forth in paragraph 1 (Undertaking) of this Letter are subject to the following:

1.	Conditions Precedent

(a)	unless they have already been provided by the Purchaser to the Bank, delivery by the Purchaser to the Bank, in a form and substance satisfactory to the Bank of certified copies of (i) the up-to-date by-laws (statuts) of the Purchaser and of the Guarantor, and (ii) the certificate of incorporation (extrait k-bis) and of the certificate of non-insolvency of the Purchaser and of the Guarantor dated not more than seven (7) days prior to the ELA Closing Date (including, as the case may be, electronic copies thereof);

(b)	the Binding Offer has been duly accepted by Seller;

(c)	the Bank has completed the know-your-customer procedure in respect of the Seller Subsidiary;

(d)	the Purchaser has notified the Bank that the Binding Offer has been duly accepted by Seller in accordance with the terms of the Binding Offer and the Undertaking Letter;

(e)	a certificate from the Purchaser confirming that:

(1)	no Certain Trade Default is continuing or would result from the occurrence of the ELA Closing Date;
(2)	the Certain Trade Representations are true and correct in all material respects (or, in respect of a Certain Trade Representation which is already qualified by materiality, in all respects; and
(3)	no Change of Control has occurred.

2.       Certain Trade

(i)	Subject to the conditions precedent above, during the Certain Trade Period, the Bank and the Additional Banks will only be obliged to acquire their initial Hedge Positions (as defined in the Confirmation and the Other Transaction Documents, as applicable) and allow the ELA Closing Date to occur if, on the date of the ELA and on the proposed ELA Closing Date:

(a)       no Certain Trade Default is continuing or would result from the occurrence of the ELA Closing Date;

(b)       the Certain Trade Representations are true and correct in all material respects (or, in respect of a Certain Trade Representation which is already expressly qualified by materiality, in all respects);

(c)       it has not become unlawful in any applicable jurisdiction for the Bank to acquire its Hedge Positions or to perform its obligations under the Confirmation and the Agreement; and

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(d)       no Change of Control has occurred.

(ii)	During the Certain Trade Period, none of the Bank or the Additional Banks shall be entitled to:

(a)       cancel any commitment under or fail to comply with its obligations under any Undertaking Letter (including any obligation to complete thereunder), save in circumstances where, pursuant to paragraph (i) above, the Bank is not obliged to allow the ELA Closing Date to occur

(b)       rescind, terminate or cancel the Transaction under the ELA, the Agreement or any Transaction Document or exercise any similar right or remedy or make or enforce any claim under the Confirmation, the Agreement or any Transaction Document it may have;

(c)       exercise any right of set-off or counterclaim in respect of any amount payable in connection with the Transaction under the ELA;

(d)       cancel, accelerate or cause repayment or prepayment of any amount owing under the Agreement or under any other Transaction Document; or

(f)       take any other action that would directly or indirectly prevent or limit the occurrence of the ELA Closing Date save, in each case, (i) in circumstances where, pursuant to paragraph (i) above, the Bank is not obliged to allow the ELA Closing Date to occur or (ii) for any actions permitted by or available to the Bank under the Binding Offer or this Letter, provided that immediately upon the expiry of the Certain Trade Period all such rights, remedies and entitlements shall be available to the Bank and the Additional Banks notwithstanding that they may not have been used or been available for use during the Certain Trade Period.

For the purposes of this Exhibit, the following definitions will apply:

“Additional Banks” means the financial institutions which have delivered to the Seller the Additional Letters.

"Certain Trade Default" means any of the following events:

(a)	solely with respect to the Purchaser, failure to make any payment or Delivery pursuant to a Transaction, or any Transfer pursuant to paragraph 5 of the Confirmation, which failure has not been remedied within one (1) Business Day following notification of such failure by the Bank;

(b)	solely with respect to the Purchaser and only insofar as such non-compliance relates to a breach of any Certain Trade Undertaking, failure to perform any other obligation pursuant to the Agreement or any other Transaction Documents which failure has not been remedied within seven (7) Business Days following notification of such failure by the Bank, unless such failure cannot be remedied in which case no grace period shall apply;

(c)	in each case solely with respect to the Purchaser and the Guarantor: (i) a declaration or a recognition that the relevant person cannot pay or perform, or a refusal to pay all or any part of its debts or perform its financial obligations, a request for or a declaration of a governmental or judicial moratorium or any equivalent procedure; (ii) cessation of business, commencement of a voluntary winding-up procedure or any other equivalent procedure; and (iii) commencement or petition for the opening by such person for itself or by any regulatory or judicial authority, of a prevention procedure or treatment of businesses’ difficulties proceedings governed by French law, or any equivalent procedure governed by foreign law with respect to the head office or any of the branches of such person, including (A) commencement of a composition procedure, (B) commencement of a safeguard procedure, (C) appointment of an administrator or a similar official (mandataire), (D) commencement of a reorganization procedure, (E) commencement of a court-ordered winding-up procedure or any equivalent procedure to those referred to in (A) to (E); and

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(d)	solely with respect to the Purchaser, the Specified Entities, any event capable of resulting in the Indemnity Letter or any security interest or guarantee granted in favour of the Bank in respect of the Transaction Documents becoming void, unenforceable or ceasing to exist or any failure to comply with, or any breach of, a representation or an obligation under the Indemnity Letter, or the relevant security interest or guarantee (in each case, after the expiry of the applicable cure period), or any event mentioned in paragraphs (c)(i), (c)(ii) and (c)(iii) above or affecting a third party which has guaranteed one or more Transactions or any of the Specified Entities.

“Certain Trade Period” means the period commencing on the date of this Letter and ending on the earlier of the ELA Closing Date (included) and the date on which the Transaction terminates automatically in accordance with the “Commencement Date provisions” of the ELA.

"Certain Trade Representation" means each of the following representations, but in each case (except for paragraphs (b), (c), (d), (e), (f), (g) and (k) below) insofar as they each relate solely to the Purchaser:

(a)	that it is validly organised and that it conducts its business in compliance with all applicable laws, decrees, regulations and articles of incorporation (or other constitutive documents) which are applicable to it;

(b)	(i) that it is acting for its own account, has the full authority and capacity to enter into each Transaction Document, and that each Transaction Document has been duly authorised by all internal procedures or any other competent internal authority; and (ii) that on the signing date of the Guarantee, the Guarantor has the full authority and capacity to grant such Guarantee and that such Guarantee has been duly authorised by all internal procedures or any other competent internal authority;

(c)	with respect to the Purchaser and the Guarantor, that the persons entering into Transactions are duly authorised to do so;

(d)	with respect to the Purchaser and the Guarantor, (i) the entry into and performance of the Transaction Documents by the Purchaser in accordance with their terms do not contravene any provision of any applicable laws, decrees, regulations or articles of incorporation (or other constitutive documents) applicable to it, nor any agreement the Purchaser is a party to or binding upon it or any undertaking of the Purchaser nor any Issuer’s corporate policy, and the Purchaser is not a party to any agreement or undertaking, and is not aware of any Issuer’s corporate policy or any agreement to which the Issuer is a party, which may adversely affect the rights of the Bank under the Transaction Documents, including the Bank’s rights to enforce the cash collateral pursuant to the terms of the Cash Collateral Agreement; and (ii) the entry into and performance of the Guarantee and the Indemnity Letter by the Guarantor in accordance with their terms do not contravene any provision of any applicable laws, decrees, regulations or articles of incorporation (or other constitutive documents) applicable to the Guarantor, nor any agreement the Guarantor is a party to or binding upon it or any undertaking of the Guarantor;

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(e)	with respect to the Purchaser and the Guarantor, that the information and documents it provides to the Bank are accurate, comprehensive and up to date, insofar as it relates to documents provided under paragraph 6 (Conditions precedent) of the ELA but only to the extent that this could have a material adverse effect to the rights of the Bank or which could result in a Material Adverse Effect in respect of the Purchaser or the Guarantor;

(f)	that all permits, licences and authorisations necessary for the execution and performance of the Agreement and the Transaction relating to it in accordance with their terms have been obtained and are in effect;

(g)	that, subject to the Legal Reservations: (i) the Transaction Documents constitute a set of rights and obligations which are enforceable against the parties thereto and binding on the Purchaser in accordance with all their respective terms; and (ii) the Guarantee and the Indemnity Letter constitute a set of rights and obligations which are enforceable against the Guarantor and binding on the Guarantor in accordance with all its terms;

(h)	(i) it will not at any time use all or any part of the sums received under any Transaction Document to which it is a party, or lend, contribute or otherwise make available such sums to any person, to fund or facilitate any Sanctions-Related Business or in any other manner that would constitute a violation of Sanctions by the Purchaser or the Bank; (ii) the Purchaser and any of its Affiliates have taken reasonable measures and maintain policies and procedures, to ensure that they, and their directors, officers and employees, do not violate any applicable Sanctions, and they are not and none of their directors, officers or representatives is, in violation of any Sanctions; and (iii) neither the Purchaser, its directors, officers and employees, nor any of its Affiliates nor (to the Purchaser’s best knowledge) their respective directors, officers and employees is: (a) a Sanctioned Person; or (b) engaged in an activity with, or has received funds or any other assets from, a Sanctioned Person or a person incorporated or resident in a Sanctioned Country, or would trigger a violation of applicable Sanctions, it being specified that if the Bank notifies the Purchaser that the UK Order and/or the EU Blocking Regulation and/or any other applicable similar anti-boycott law in the European Union or the United Kingdom should apply, this representation shall only benefit the Bank to the extent that these provisions would not result in the Bank being in (i) any violation of, conflict with or liability under the EU Blocking Regulation or (ii) a violation or conflict with the UK Order;

(i)	that neither the Purchaser, its directors, managing member or officers, or (to the best of its knowledge) any of its Affiliates directors, managing members, officers or employees has engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption and countering the financing of terrorism laws and regulations or anti-money laundering laws, regulations or rules in any applicable jurisdiction, including without limitation, to the extent applicable, the U.S. Foreign Corrupt Practices Act of 1977, the French Sapin II law of 2016, and the U.K. Bribery Act of 2010, and it has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws and regulations; and

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(j)	on the Signing Date, no Security has been granted over the shares of the Specified Entities (other than the Guarantor).

"Certain Trade Undertaking" means each of the following undertakings:

(a)	the Purchaser undertakes that it will (i) not enter into, or allow to be entered into, any agreement or commitment which may affect the Bank’s rights under the Transaction Documents, including the Bank’s right to appropriate the cash collateral or to sell or otherwise dispose of any Shares in connection with its Hedge Positions in the conditions set forth in the ELA, and (ii) ensure that no such agreement or commitment is entered into or made by any of its Affiliates;

(b)	the Purchaser undertakes that: (i) it shall not, directly or indirectly, use all or any part of the sums received under any Transaction Document to which it is a party, or lend, contribute or otherwise make available such sums to any person, in any manner that would result in a violation of Sanctions by the Purchaser or the Bank (including without limitation as a result of the sums received under any Transaction Document to which it is a party being used to fund or facilitate any activities or business of, with or related to (or otherwise to make funds available to or for the benefit of) any person who is a Sanctioned Person); (ii) it shall ensure that (a) no person that is a Sanctioned Person will have any legal or beneficial interest in any funds paid or remitted by the Purchaser to the Bank in connection with any Transaction Document to which it is a party, and (b) it shall not use any revenue or benefit derived from any activity or dealing with a Sanctioned Person for the purpose of discharging amounts owing to the Bank in respect of any Transaction Document to which it is a party; and (iii) it shall implement and maintain appropriate safeguards designed to prevent any action that would be contrary to paragraph (i) or (ii) above, it being specified that if the Bank notifies the Purchaser that the UK Order and/or the EU Blocking Regulation and/or any other applicable similar anti-boycott law in the European Union or the United Kingdom should apply, this undertaking shall only benefit the Bank to the extent that these provisions would not result in the Bank being in (a) any violation of, conflict with or liability under the EU Blocking Regulation or (b) a violation or conflict with the UK Order.

For the purposes of this Exhibit, the following terms have the following meanings:

“Affiliate” has the meaning ascribed to that term in the FBF Commercial Terms Letters.

“Agreement” means the FBF Master Agreement relating to transactions on forward financial instruments (English version published in July 2014) entered into on 6 July 2026 between the Purchaser and each Bank (together with all annexes, schedules, as amended from time to time between the Parties and together with the ELA)

“Cash Collateral Agreement” means any cash collateral agreement entered into by and between each Bank and the Purchaser in connection with the Transaction and pursuant to which the Purchaser will undertake to transfer full ownership of cash to the Banks pursuant to Article L.211-38 of the French Monetary and Financial Code, and in accordance with the provisions thereof, as amended, replaced or supplemented from time to time.

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“Change of Control” has the meaning ascribed to that term in the FBF Commercial Terms Letters.

“ELA Closing Date” means the date of entry into force of the ELA.

“Delivery” as the meaning ascribed to that term in the form of 2013 FBF Master Agreement relating to transactions on forward financial instrument (English version July 2014)

“EU Blocking Regulation” means Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extra-territorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom.

“FBF Commercial Terms Letters” means that certain letters entered into between the Purchaser and each of the Banks that contains certain commercial terms of the ELAs.

“Guarantee” means each document issued by the Guarantor to the benefit of the Bank in connection with the Transaction Documents and pursuant to which the Guarantor grants a first demand guarantee (garantie autonome à première demande) to the Bank, in accordance with the provisions thereof, as amended (or supplemented by additional Guarantees or replaced by new Guarantees) from time to time; the term “Guarantee” used in the singular will be interpreted in the plural as applicable when several of such Guarantees have been issued by the Guarantor.

“Indemnity Letter” means the indemnity letter entered into between the Guarantor and the Bank on the Signing Date in connection with the Transaction and the Transaction Documents.

“Guarantor” has the meaning ascribed to that term in the FBF Commercial Terms Letters.

“Hedge Positions” means any purchase, sale, entry into or maintenance of one or more (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) stock loan transactions or (iii) other instruments or arrangements (howsoever described) by the Bank in order to hedge, individually or on a portfolio basis, the Transaction under the ELA; and “initial Hedge Positions” means the Hedge Positions to be acquired by the Bank (and each Additional Bank) on or before the ELA Closing Date for the purposes of the ELA.

“Issuer” means the Company.

“Legal Reservations” means (a) the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors; (b) the time barring of claims under applicable laws, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void and defences of set-off or counterclaim; (c) similar principles, rights and defences under the laws of any relevant jurisdiction; and (d) any other qualifications and limitations in respect of any applicable law in force as set out in the legal opinions referred to in paragraph 6 (Conditions precedent) of the ELA.

“Other Transaction Documents” means each confirmation evidencing the agreement of the Purchaser and each Additional Bank on the terms applicable to the Other Transactions, the other FBF Master Agreements, the other Cash Collateral Agreements, the other Indemnity Letters, the other Commercial Terms Letters (as each of those terms is defined in the relevant FBF Master Agreement) and any other document related thereto or designated by the Purchaser and the relevant Additional Bank as a “Transaction Document” (as defined in the relevant FBF Master Agreement).

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“Sanctions-Related Business” means, in relation to any entity, any business with a Sanctioned Country or a Sanctioned Person, unless such business would be legal for that entity to undertake directly under then existing Sanctions.

“Security” means any mortgage, charge, assignation, standard security, pledge, lien, security interest and transfer by way of security securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Signing Date” means the date on which the Agreement is signed by the Parties.

“Sanctioned Country” means any country or territory that is, or whose government is, subject to general or country-wide Sanctions, including, without limitation on the date hereof, Crimea, Cuba, Iran, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Myanmar, North Korea, Sevastopol, Sudan, South-Sudan and Syria.

“Sanctioned Person” means any person who is a designated target of Sanctions or is otherwise a subject of Sanctions (including without limitation as a result of being (a) owned or controlled directly or indirectly by any person which is a Sanctioned Person, or (b) organised under the laws of, or a resident of, any Sanctioned Country or operating in a Sanctioned Country with the exception of customary roaming operations representing less than 1% of the turnover of the relevant entity, or (c) owned or controlled directly or indirectly by any person which is organised under the laws of, or resident of, any Sanctioned Country).

“Sanctions” means any economic or financial sanctions, trade embargoes or similar measures imposed, enacted, administered or enforced by any of the following (or by any agency of any of the following) or other relevant sanction authority: (a) the United Nations Security Council; (b) the United States of America (including those administered by the Office of Foreign Assets Control of the United States of America Department of the Treasury or the United States of America Department of State); (c) the European Union or any present or future member state thereof; or (d) the United Kingdom (including His Majesty’s Treasury).

“Specified Entities” has the meaning ascribed to that term in the FBF Commercial Terms Letter.

“Transaction” means the transaction entered into between the Purchaser and each Bank on the 6 July 2026, as amended or supplemented from time to time between the parties thereto.

“Transaction Date” means the date on which the ELA is signed.

"Transfer" means a transfer of the full ownership by way of security of a certain amount of cash (remise d’espèces en pleine propriété à titre de garantie) pursuant to paragraph 5 of the ELA and the Cash Collateral Agreement and pursuant to the provisions of Article L. 211-38 of the French Monetary and Financial Code. "Transfer" or "Transferred" shall be construed accordingly.

“Transaction Documents” means the Agreement, the ELA, any Cash Collateral Agreement entered into in connection therewith, the Indemnity Letter, and any other documents related thereto or designated by the Purchaser and the Bank as a Transaction Document.

“UK Order” means the Extraterritorial US Legislation (Sanctions against Cuba, Iran and Libya) (Protection of Trading Interests) Order 1996.

“Undertaking Letter” means this Letter.

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